Exhibit (b)(2)

Commitment Letter Agreement by and among G.S. Mezzanine Partners III Onshore Fund, L.P., GS Mezzanine Partners III Offshore Fund, L.P., GS Mezzanine Partners II, L.P., GS Mezzanine Partners II Offshore, L.P. and Investcorp Investment Equity Limited, dated September 21, 2005

PRIVILEGED AND CONFIDENTIAL

September 21, 2005

Investcorp Investment Equity Limited,

on its own behalf and on behalf of

certain of its affiliates and other

international investors

West Wind Building

P.O. Box 1111

George Town, Grand Cayman

Cayman Islands, B.W.I.

Ladies and Gentlemen:

We understand that CCC Information Services Holdings, Inc., a Delaware corporation (“Holdings”), which is wholly owned by Investcorp Investment Equity Limited (“Investcorp” or “you”), certain affiliates of Investcorp and certain clients of Investcorp with respect to which Investcorp has an administrative relationship (Investcorp and such affiliates and clients so long as Investcorp has such administrative relationship, collectively referred to as the “Sponsor”), certain minority equity co-investors identified by the Sponsor and certain members of the management of the Company (as defined below) (collectively, the “Equity Investors”), intends to form a corporation (“AcquisitionCo”) which will be merged with and into CCC Information Services Group Inc. (“CCC”), a Delaware corporation, with CCC as the surviving company of such merger (the “Acquisition”). The Acquisition will be consummated pursuant to the Agreement and Plan of Merger (the “Acquisition Agreement”), substantially in the form previously furnished to us, to be entered into among CCC, AcquisitionCo, and Holdings. Upon consummation of the Acquisition, Holdings will be a holding company that directly owns all of the outstanding capital stock of CCC as the surviving company of the merger pursuant to which the Acquisition is effected (referred to after the Acquisition as “Opco” or the “Company,” and, together with Holdings, as the “Issuers”).

We further understand that, in order to finance the Acquisition, refinance the existing indebtedness of CCC and its subsidiaries and pay related transaction fees and expenses (collectively, the “Transactions”), the Issuers will require funds to be provided from (a) the issuance by Holdings of common equity (the “Holdings Stock”) to the Equity Investors (the “Equity Contribution”) (including the Purchasers as described below) for cash proceeds which represent at least 31% of the total debt and equity financing required by the Issuers to complete the Acquisition, which cash proceeds will be contributed by Holdings to the common equity of AcquisitionCo, (b) the borrowing by AcquisitionCo of approximately $250 million aggregate principal amount of term loans under a senior secured credit facility (such term loans, together with a revolving credit facility of approximately $50 million (of which no more than $5 million exclusive of any portion of the revolving credit facility used (the “Revolver Usage”) to cash collateralize or to issue a letter of credit to replace or backstop the $7,960,000 letter of credit, dated July 8, 2005 (the “CSFB Letter of Credit”), issued on behalf of CCC by Credit Suisse First Boston (Cayman Island Branch) in favor of Allstate Insurance Company and certain other insurance companies, collectively, the “Senior Credit Facilities”), to be arranged by either (i) Wachovia Bank, National Association and Wachovia Capital Markets, LLC (collectively, the “Wachovia Commitment Parties” ) pursuant to those certain commitment and related letters (collectively, the “Wachovia Commitment Letter”), dated September 21, 2005, from the Wachovia Commitment Parties to you substantially in the form previously furnished to us, (ii) J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. (collectively, the “JPMorgan Commitment Parties”) pursuant to those certain commitment and related letters (collectively, the “JPMorgan Commitment

B-2-1

Letter”), dated September 21, 2005, from the JPMorgan Commitment Parties to you substantially in the form previously furnished to us; or (iii) some combination of the foregoing banks and commitments and/or from one or more arrangers reasonably acceptable to us, pursuant to terms and conditions reasonably acceptable to us (the “Alternative Commitment Letter”, and either the Wachovia Commitment Letter, the JPMorgan Commitment Letter or the Alternative Commitment Letter, once countersigned by you, the “Bank Commitment Letter”) (c) the issuance and sale by Holdings to the Purchasers (as defined below) of its senior notes on the terms described herein (the “Holdco Notes”) in an original principal amount of $90 million, (e) the issuance and sale by Opco to the Purchasers of its senior subordinated notes on the terms described herein (the “Opco Notes” and together with the Holdco Notes, the “Notes”) in an original principal amount of $110 million, and (f) the use of approximately $30 million of existing cash.

This letter confirms the terms and conditions pursuant to which GS Mezzanine Partners II, L.P. (“Mezz II Onshore”), GS Mezzanine Partners II Offshore, L.P. (“Mezz II Offshore” and together with Mezz II Onshore, the “Mezz II Purchasers”), GS Mezzanine Partners III Onshore Fund, L.P. (“Mezz III Onshore”) and GS Mezzanine Partners III Offshore Fund, L.P. (“Mezz III Offshore” and together with Mezz III Onshore, the “Mezz III Purchasers” and the Mezz II Purchasers and Mezz III Purchasers collectively, the “GS Purchasers”) commit to purchase, for cash at the original principal amount thereof, in connection with the Transactions (i) from Holdings, the Holdco Notes in the original principal amount of $90 million, and (ii) from Opco, the Opco Notes in an original principal amount of $110 million. In addition, this letter confirms the terms and conditions pursuant to which the GS Purchasers have committed to acquire (the “Equity Co-Investment”) $15 million of Holdings Stock (the Holdings Stock to be acquired by the GS Purchasers, the “Purchaser Equity Securities,” and, together with the Notes, the “Securities”) at the Closing (as defined below), offered on the terms set forth in the Term Sheet, so long as such Holdings Stock constitutes at least 5.5% of the total fully diluted equity of Holdings immediately after giving effect to the Closing (including any equity purchased or rolled over by management of CCC as part of the Equity Contribution, but excluding any options or other equity issued to management at or after the Acquisition not constituting part of the Equity Contribution) (such calculation referred to herein as being on a “Fully Diluted Basis”). The commitment of GS Purchasers to purchase each class of Notes and the Purchaser Equity Securities hereunder shall be allocated on a several and not joint basis 32.5% to the Mezz II Purchasers and 67.5% to the Mezz III Purchasers. You have further advised us that you may wish to identify one other third party investor (to the extent such third party investor commits to purchase Notes hereunder, the “Third Party Purchaser” and together with the GS Purchasers, the “Purchasers”) who is reasonably acceptable to us and with whom you have pre-existing relationships and to whom you may wish to syndicate up to $25 million, in the aggregate, of the Securities otherwise to be purchased by the GS Purchasers hereunder (with the Securities to be acquired by the Third Party Purchaser allocated on a pro rata basis based on the purchase price therefor, among the Holdings Notes, the Opco Notes and the Purchaser Equity Securities otherwise to be acquired by the GS Purchasers). You and Holdings hereby agree that the GS Purchasers shall have the right to (i) reallocate the commitment of the GS Purchasers to purchase the Notes and the Purchaser Equity Securities between or among the GS Purchasers and (ii) syndicate a portion of the GS Purchasers’ commitment to purchase the Notes and the Purchaser Equity Securities hereunder to the limited partners of the GS Purchasers; provided that no such syndication shall release the GS Purchasers from their commitment hereunder without your consent.

1.	Purchase and Sale. The purchase and sale of the Notes and the Purchaser Equity Securities shall be at the price and subject to the terms and conditions specified herein and in the term sheet attached hereto as Annex B (the “Term Sheet”).

2.	Expiration of Commitment; Closing Date. The commitment of the Purchasers hereunder shall expire at 5:00 p.m., New York City time, on September 26, 2005 unless at or prior to such time you shall have previously executed and returned to the GS Purchasers a copy of this letter.

For purposes hereof, the “Closing Date” shall refer to the date of the closing (sometimes referred to herein as “Closing”) of the Acquisition and the financing contemplated hereby and the other transactions contemplated by the Acquisition Agreement, a written notice (the “Closing Notice”) of which shall be given to the Purchasers at least fifteen (15) days in advance thereof; provided that neither you nor Holdings shall have any obligation to the Purchasers to close the Acquisition on the date specified in the Closing Notice

B-2-2

nor shall you or Holdings be liable to the Purchasers for the failure to close the Acquisition on such date. If you do execute this letter, unless the Closing Date shall have previously occurred or the parties otherwise agree, the commitment of the Purchasers hereunder shall terminate on the earlier of (i) the termination of the Acquisition Agreement or (ii) 5:00 p.m., New York City time, on December 31, 2005, unless the outside date of the Acquisition Agreement has been extended in accordance with Section 7.1(c) thereof, in which case the earlier of (i) the agreed to outside date or (ii) February 14, 2006.

3.	Definitive Agreements. As soon as reasonably practicable after the execution of this letter, you and the Purchasers shall commence the negotiation of definitive agreements and documents (the “Definitive Agreements”) relating to the issuance of the Securities and other related matters, including:

(a)	an indenture with respect to the Holdco Notes between Holdings and a trustee reasonably satisfactory to the Required Purchasers, and an indenture with respect to the Opco Notes between the Company and a trustee reasonably satisfactory to the Required Purchasers;

(b)	a Purchase Agreement between the Issuers and the Purchasers which shall set forth certain additional terms and conditions, consistent herewith, upon which the Notes will be issued and purchased by the Purchasers;

(c)	an Exchange and Registration Rights Agreement with respect to each of Holdco Notes and the Opco Notes; and

(d)	a Subscription Agreement, equity Registration Rights Agreement and a Stockholders Agreement among the Purchasers and other shareholders of Holdings with respect to the Purchaser Equity Securities, pursuant to which the holders thereof are granted registration rights, corporate governance rights and are subject to the restrictions on transfer set forth herein.

Each of the Definitive Agreements (other than the Purchase Agreement) referred to above with respect to the Securities will initially be prepared by counsel to the Equity Investors. The Purchase Agreement will be prepared by counsel to the Purchasers. The Definitive Agreements will include the terms summarized in the Term Sheet and such other customary terms for similar mezzanine financings not inconsistent with the Term Sheet.

4.

Certain Conditions. The commitment of the Purchasers hereunder is subject to the conditions (in addition to the conditions set forth or referred to elsewhere herein and in the Term Sheet) that (i) except as disclosed in SEC reports filed by CCC prior to the date hereof or otherwise previously disclosed to the Purchasers either (i) in writing by the Sponsor or (ii) as part of the schedules to the Acquisition Agreement (draft copies of which have been provided to the Purchasers on or prior to the date hereof), there shall not have occurred or become known to the Purchasers any event, change or effect since June 30, 2005 that has caused a material adverse effect on the business, financial condition, assets, liabilities or results of operations of CCC and its subsidiaries, taken as a whole (a “Material Adverse Effect”), provided that none of the following shall be taken into account in determining whether there is a Material Adverse Effect (a) changes or effects which are or result from occurrences relating to the United States economy generally or the industries in which CCC operates that do not materially and disproportionately affect CCC, (b) changes or effects which result directly from the announcement of the Acquisition Agreement, the Acquisition or the transactions contemplated thereby, (c) changes or effects which are or result from changes in applicable Laws (as defined in the Acquisition Agreement) after the date of execution of the Acquisition Agreement, or (d) changes or effects which are or result from changes in generally accepted accounting principles after the date of execution of the Acquisition Agreement, (ii) all financial projections concerning CCC and its subsidiaries, the Issuers and the Transactions (the “Projections”) that have been made or will be prepared by or on behalf of you or any of your affiliates, representatives or advisors and that have been or will be made available to us in connection with the Transactions have been and will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made (it being understood that projections are subject to uncertainties and contingencies and that actual results may differ from such projections), (iii) with respect to the Purchaser’s commitment to purchase Purchaser Equity Securities, such Purchaser Equity Securities constituting at least 5.5% of the equity of Holdings immediately after giving effect to the Closing

B-2-3

calculated on a Fully Diluted Basis, (iv) the Issuers complying in all material respects with all of their respective obligations under this letter, and (v) the negotiation, execution and delivery on or before the Closing Date of the Definitive Agreements in accordance with the terms hereof. For purposes of clarity, the Purchasers’ commitment to purchase the Notes hereunder shall not be conditioned on the Purchasers’ purchase of the Purchaser Equity Securities.

5.	Inspection and Access to Information. From and after the date of execution of this letter by the parties hereto, you shall, and shall use commercially reasonable efforts to cause CCC to, permit access to, and make available to the Purchasers’ representatives and their accounting and legal advisors for inspection and review, the properties, books, records, accounts and documents of or relating CCC and its subsidiaries, and you shall, and shall use commercially reasonable efforts to cause CCC to, make available at reasonable times and to a reasonable extent officers and employees of CCC and its subsidiaries to discuss with the Purchasers’ representatives and their accounting and legal advisors the business and affairs of CCC and its subsidiaries and the Issuers, such inspection and discussion to be undertaken prior to the execution of the Definitive Agreements.

6.	No-Shop; Ordinary Course. From the date hereof until the earliest of: (a) the mutual agreement of the parties not to pursue the execution of the Definitive Agreements, (b) the termination of such Definitive Agreements in accordance with the terms thereof, (c) the Closing Date and (d) if the Closing Date shall not have theretofore occurred, December 31, 2005 (or such later date as you and the Purchasers shall have mutually agreed to extend the Purchasers’ commitment hereunder), you shall not, and shall cause your affiliates, agents, representatives, and any other person acting on your or their behalf not to, directly or indirectly solicit, participate in any negotiations or discussions with or provide or afford access to information to any third party with respect to, or otherwise facilitate, encourage or accept any offers for the purchase of the Notes or any alternative mezzanine financing arrangements in connection with the Transactions (other than the transactions contemplated by the Bank Commitment Letter) and shall terminate or have terminated prior to the date hereof any agreement or arrangement related to the foregoing to which you or your affiliates are parties, as well as any of the foregoing activities and discussions as may be continuing on the date hereof with any party other than the Purchasers and their representatives.

7.	Certain Payments and Expenses. In consideration of the Purchasers’ agreements hereunder, you agree to make, or cause Holdings and Opco to make, subject to the consummation of the Acquisition, the non-refundable Closing Payment (as defined in the Term Sheet) to be made upon the Closing Date, as a reduction of the purchase price payable by the Purchasers for the issuance of the Notes at the Closing. In addition, on the Closing Date you agree to, or to cause Holdings to, reimburse the Purchasers for their reasonable and documented out-of-pocket expenses, including the reasonable and documented fees and disbursements of one outside counsel to the GS Purchasers (in addition to any local counsel reasonably necessary in the reasonable judgment of the GS Purchasers), relating to the Transactions. Upon termination of this letter without the Closing having occurred, to the extent you receive (i) a break-up fee or expense reimbursement in connection with the Transactions pursuant to the Acquisition Agreement or otherwise, you agree to apply such amounts on a pro rata basis to (A) the reasonable and documented out-of-pocket expenses of the Purchasers, including the reasonable and documented fees and disbursements of their attorneys, relating to the Transactions, and (B) the Sponsor’s reasonable and documented out-of-pocket expenses relating to the Transactions, including the reasonable and documented fees and disbursements of the Sponsor’s attorneys, other advisors and financing sources with the remainder of any expense reimbursement after such application being for the sole account of the Sponsor; and (ii) a break-up fee relating to the Transactions in excess of the expenses referred to in clause (i) above, you agree to permit the Purchasers to share in any such excess pro rata in accordance with the total share of the Equity Contribution if such Equity Contribution is provided by the Purchasers hereunder.

8.

Confidentiality. This letter and its terms and the transactions contemplated hereby shall be kept confidential by the parties hereto until the parties mutually agree upon the language and timing of a press release or the earlier public announcement of the Acquisition, provided that, without limiting the foregoing, you will provide the Purchasers reasonable opportunity to review and comment upon any reference to any of them or

B-2-4

their role in connection with the Transactions in any press release or other public disclosure made by or on behalf of the Sponsor, or any of its affiliates, prior to the public release thereof. Notwithstanding the foregoing, the parties may disclose this letter and its terms (i) to their investors, lenders (and, if required, to the rating agencies), and limited partners, as well as the respective officers, employees, directors, affiliates (other than other portfolio companies), attorneys and advisors of the parties and their investors, lenders and limited partners on a confidential and need-to-know basis in connection with the Transactions contemplated hereby, (ii) as required by applicable law or compulsory legal process or in the prosecution of any proceeding initiated by one or more of the parties hereto and (iii) to CCC and its officers, directors, attorneys and advisors, on a confidential basis in connection with the Transactions contemplated hereby.

9.	Indemnification. In connection with arrangements such as this, it is our policy to receive indemnification. Effective upon execution of this letter, you hereby agree, and will cause Holdings to agree, to the provisions with respect to our indemnity and other matters set forth in Annex A which are incorporated by reference into this letter.

10.	Other Activities. As you know, The Goldman Sachs Group, Inc. is a full service securities firm and as such may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of the Company and other companies which may be the subject of the arrangements contemplated by this letter.

11.	Governing Law. This letter shall be governed by the internal laws of the State of New York without regard to principles of conflicts of laws that would require the application of laws of another State.

12.	No Beneficiaries; Assignments. This letter has been and is made solely for the benefit of Sponsor, Holdings, the Purchasers and the Purchasers’ affiliates, and no other person will acquire or have any right under or by virtue of this letter. Neither you nor Holdings may assign any of your rights or obligations hereunder without the prior written consent of the Purchasers.

13.	Entire Agreement. This letter constitutes the entire agreement between the parties hereto with respect to the matters covered hereby and supersedes all prior communications and agreements, written and oral, between you and the Purchasers. On and after your acceptance of this letter, the rights and obligations of the parties hereto with respect to the Securities shall be governed by this letter. However, please note that the terms and conditions to our commitments hereunder are not limited to those set forth herein or in the Summary of Terms and Conditions of the Securities, and those matters that are not covered or made clear herein or in the Summary of Terms and Conditions of the Securities are subject to mutual agreement of the parties.

14.	Termination; Survival. The obligations and representations of the parties hereto shall automatically terminate and be superseded by the provisions of the Definitive Agreements. Subject to the immediately preceding sentence, in the event the Definitive Agreements are not executed, the compensation and reimbursement, indemnification and confidentiality provisions contained in this letter shall remain in full force and effect notwithstanding the termination of this letter or the commitments and agreements of the Purchasers hereunder.

15.	Counterparts. This letter may be executed in counterparts, each of which shall be deemed to constitute an original but all of which shall constitute one and the same instrument. Delivery of an executed signature page of this letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

16.	USA Patriot Act. We hereby notify Holdings, the Sponsor and the Company that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), the Purchasers may be required to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information to the extent required by law. This notice is given in accordance with the requirements of the Patriot Act and is effective for all Purchasers.

B-2-5

If the foregoing terms and conditions are acceptable to you, please so indicate by signing both of the enclosed copies of this letter where indicated and returning one to the undersigned on or prior to September 26, 2005 whereupon this letter shall become binding agreements between us. If this letter is not signed and returned as described in the preceding sentence by such date, this letter will terminate on such date.

Notwithstanding any provision herein to the contrary, upon assumption by Holdings and Opco on the Closing Date of your obligations hereunder, you shall be automatically released from each and all obligations under this Commitment Letter (without further action on the part of any person or entity).

Very truly yours,

GS MEZZANINE PARTNERS III ONSHORE FUND, L.P.

BY:	GS MEZZANINE PARTNERS III ONSHORE FUND, L.L.C., its general partner

By:	/s/ John E. Bowman
Name: John E. Bowman
Title: Vice President

GS MEZZANINE PARTNERS III OFFSHORE FUND, L.P.

By:	GS MEZZANINE PARTNERS III OFFSHORE FUND, L.L.C., its general partner

By:	/s/ John E. Bowman
Name: John E. Bowman
Title: Vice President

GS MEZZANINE PARTNERS II, L.P.

By:	GS MEZZANINE ADVISORS II, L.L.C., its general partner

By:	/s/ John E. Bowman
Name: John E. Bowman
Title: Vice President

GS MEZZANINE PARTNERS II OFFSHORE, L.P.

By:	GS MEZZANINE ADVISORS II, L.L.C., its general partner

By:	/s/ John E. Bowman
Name: John E. Bowman
Title: Vice President

B-2-6

Agreed To and Accepted As Of September 22, 2005

INVESTCORP INVESTMENT EQUITY LIMITED

By:	/S/ SYDNEY J. COLEMAN
	Name:	The Director Ltd.
	Title:	Director

B-2-7

In the event that the Purchasers become involved in any capacity in any action, proceeding or investigation brought by or against any person, including stockholders or investors in CCC or the Issuers, in connection with or as a result of the Purchasers’ agreements contained or any matter referred to in this letter, You and Holdings (collectively, the “Indemnitors”) periodically will reimburse the Purchasers for their reasonable and documented out-of-pocket expenses (including the reasonable and documented fees and disbursements of attorneys and reasonable and documented costs of any investigation and preparation) incurred in connection therewith unless indemnity is not available under the terms of this Annex A. The Indemnitors also will indemnify and hold the Purchasers harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of the Purchasers’ agreements contained or any matter referred to in this letter, except to the extent that any such loss, claim, damage or liability is determined by the final non-appealable judgment of a court of competent jurisdiction to result from the gross negligence, willful misconduct or bad faith of the Purchasers in performing the obligations that are the subject of this letter or failure to fund in breach of the Purchasers’ obligations under this letter. If for any reason the foregoing indemnification is unavailable to the Purchasers or insufficient to hold them harmless, then the Indemnitors shall contribute to the amount paid or payable by the Purchasers as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of the Indemnitors on the one hand and the Purchasers on the other hand in the matters contemplated by this letter as well as the relative fault of the Indemnitors and the Purchasers with respect to such loss, claim, damage or liability and any other relevant equitable considerations unless indemnity is not available under the terms of this Annex A. The reimbursement, indemnity and contribution obligations of the Indemnitors under this paragraph shall be in addition to any liability which the Indemnitors may otherwise have, shall extend upon the same terms and conditions to (i) any affiliate of the Purchasers (including The Goldman Sachs Group, Inc.), and (ii) the partners, stockholders, members, directors, agents, employees and controlling persons (if any), as the case may be, of the Purchasers and any such affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitors, the Purchasers, any such affiliate and any such person. The Indemnitors also agree that neither the Purchasers nor any of such affiliates, partners, stockholders, members, directors, agents, employees or controlling persons shall have any liability to the Indemnitors or any person asserting claims on behalf of or in the right of the Indemnitors in connection with or as a result of the Purchasers’ agreements contained or any matter referred to in this letter except to the extent that any losses, claims, damages, liabilities or expenses incurred by the Indemnitors are determined by the final non-appealable judgment of a court of competent jurisdiction to result from the gross negligence, willful misconduct or bad faith of the Purchasers in performing the obligations that are the subject of this letter or by reason of Purchasers’ failure to fund in breach of Purchasers’ obligations under this letter. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of the letter to which this Annex A is attached and is made part of or any matter referred to in this letter is hereby waived by the parties hereto. Except as set forth in the letter to which this Annex A is attached, the provisions of this Annex A shall survive any termination or completion of this letter to which this Annex A is attached and is made part of. Notwithstanding anything to the contrary herein, the Indemnitors shall not be responsible for any losses caused by the delivery of any Closing Notice.

B-2-8

Summary of Terms and Conditions of the Securities

CCC Information Services Holdings, Inc.—Senior Notes

and Equity Co-Investment

CCC Information Services Group Inc.—Senior Subordinated Notes

This Summary of Terms and Conditions outlines certain terms of the Securities referred to in the letter (the “Commitment Letter”), of which this Annex B is a part. Certain capitalized terms used herein are defined in such Commitment Letter.

Securities:

$90 million original principal amount of Senior Notes of Holdings (the “Holdco Notes”).

$110 million of Senior Subordinated Notes of Opco (the “Opco Notes” and, together with the Holdco Notes, the “Notes”).

Issuer:

Holdco Notes: CCC Information Services Holdings, Inc. (“Holdings”), a newly formed Delaware corporation which will own directly all of the outstanding capital stock of Opco, as defined below.

Opco Notes: CCC Information Services Group Inc. or such other entity acceptable to the Purchaser that is the borrower under the Senior Credit Facilities (“Opco” or the “Company” and, together with Holdings, the “Issuers”).

Guarantors:

Holdco Notes: None.

Opco Notes: (i) Holdings and (ii) all present and future direct and indirect subsidiaries of Holdings, to the extent they are guarantors of the Senior Credit Facilities. The guarantees will be subordinated to the guarantees of the Senior Credit Facilities (and, in the case of the guaranty by Holdings, to the Holdco Notes) to the same extent as the Opco Notes are subordinated to the Senior Credit Facilities.

Purchasers:	GS Mezzanine Partners II Onshore Fund, L.P., GS Mezzanine Partners II Offshore Fund, L.P., GS Mezzanine Partners III Onshore Fund, L.P. and GS Mezzanine Partners III Offshore Fund, L.P. (collectively, the “GS Purchasers”), and to the extent provided in the Commitment Letter, the Third Party Purchaser (collectively, the “Purchasers”).

Closing:	On or before December 31, 2005, unless the outside date of the Acquisition Agreement has been extended in accordance with Section 7.1(c) thereof, in which case the earlier of (i) the agreed to outside date or (ii) February 14, 2006.

Closing Payment:	3.0% of the initial principal amount of the Holdco Notes and the Opco Notes (the “Closing Payment”), paid as a reduction of the purchase price payable by the Purchasers for the Notes at the Closing.

Interest:	Holdco Notes: Interest on the Holdco Notes shall accrue at a rate of 12 1/2% per annum, based on a 360-day year of twelve 30-day months, payable in cash quarterly in arrears; provided that on any quarterly interest payment date on or prior to the 5th anniversary of Closing, Holdings will have the option to pay interest payable on such date either in cash or by capitalizing such interest and adding it to the then

B-2-9

outstanding principal amount of the Holdco Notes. After the 5th anniversary of Closing, all of the interest on the Holdco Notes will be payable in cash quarterly, in arrears.

Opco Notes: Interest on the Opco Notes shall accrue at a rate of 10 1/2% per annum, based on a 360-day year of twelve 30-day months. All of the interest on the Opco Notes will be payable in cash semi-annually, in arrears.

Final Maturity:	Holdco Notes: 10 1/2 years from Closing. Opco Notes: 10 years from Closing.

Use of Proceeds:	Fund the acquisition of the Company by the Sponsor, together with certain minority equity co-investors identified by the Sponsor and certain members of management, refinance substantially all existing indebtedness of the Company and pay transaction fees and expenses.

Voluntary Redemptions:	Permitted at any time after 2 years from Closing in case of the Holdco Notes and 4 years from Closing in case of the Opco Notes, in whole or in part, at the premiums listed below multiplied by the sum of (i) the then outstanding principal amount of the Notes being redeemed, and (ii) in the case of the Holdco Notes, the portion of accrued and unpaid interest on the Holdco Notes that is permitted to be capitalized on the next quarterly interest payment date (such sum, the “Current Accretion Amount”):

	Holdco Notes: • During year 3:	106%

	• During year 4:	104%

	• During year 5:	102%

	• After the 5th anniversary of Closing:	100%

	Opco Notes:

	• During year 5:	105%

	• During year 6:	103%

	• During year 7:	101%

	• After the 7th anniversary of Closing:	100%

together with, in each case, all accrued and unpaid interest on the Notes being prepaid that is required to be paid in cash (“Cash Interest”) on the next interest payment date to the date of redemption.

In addition, prior to the 2nd anniversary of Closing in case of the Holdco Notes and the 4th anniversary of Closing in case of the Opco Notes, the Notes may be redeemed, in whole or in part, at 100% of the Current Accretion Amount of the Notes being redeemed, together, in each case, with all accrued and unpaid Cash Interest on the Notes being redeemed, plus a Make-Whole Premium defined as an amount equal to the present value of the remaining payments of interest (excluding accrued and unpaid Cash Interest) on and redemption price of the Notes being redeemed, assuming that on the 2nd anniversary of Closing in case of the Holdco Notes and 4th anniversary of Closing in case of the Opco Notes,

B-2-10

the principal amount of the Notes being redeemed will be redeemed at 106% in case of the Holdco Notes and 105% in case of the Opco Notes of the principal amount thereof, together with accrued Cash Interest, and using an annual discount factor (applied quarterly for the Holdco Notes and semi-annually for the Opco Notes) equal to the applicable treasury rate plus 50 basis points, less the Current Accretion Amount of the Notes being redeemed as of the day of determination; provided, however, that in no case shall the Make-Whole Premium be less than zero.

However, at any time prior to the 2nd anniversary of Closing in case of the Holdco Notes and the 4th anniversary of Closing in case of the Opco Notes, up to 35% of the aggregate original principal amount of the Notes (including, in the case of the Holdco Notes, any capitalized interest that has been added to the original amount of such original Holdco Notes) may be redeemed in the event of any direct (or indirect through Holdings) common stock initial public offering by Holdings or any direct or indirect parent of Holdings to the extent the proceeds thereof are contributed to Holdings or, as applicable, the Company (each, an “IPO”) at a price of 112 1/2% in case of the Holdco Notes and 110 1/2% in case of the Opco Notes of the Current Accretion Amount of the Notes being redeemed, together with all accrued and unpaid Cash Interest on the Notes so prepaid.

Notwithstanding the foregoing, so long as the GS Purchasers and their affiliates constitute the Required Holders of the Opco Notes then outstanding and the Required Holders of the Holdco Notes then outstanding, holders of Opco Notes which the Company has chosen to redeem, may elect in lieu of having all or any portion of such Opco Notes so redeemed, to require Holdco to voluntarily redeem an equal principal amount of Holdco Notes held by such holder; provided that the foregoing shall not apply to any refinancing of the Opco Notes to the extent the Company shall offer the GS Purchasers and their affiliates the right, on no less than 15 days’ written notice, to purchase up to 25% (or, to the extent the Company’s ability to effect such refinancing would not be materially impaired thereby, up to 51%) of the principal amount of each tranche of indebtedness issued to refinance the Opco Notes for the same price and on the same terms and conditions as each such tranche of indebtedness is issued to third parties, it being understood that the GS Purchasers may (but shall not be obligated to) accept such offer, in whole or in part, as to any or all such tranches.

Each voluntary redemption must relate to an aggregate principal amount of Notes of at least $5 million.

Mandatory Redemption:	On or about the 5th anniversary of the Closing Date, Holdings will be required to redeem Holdco Notes to the extent necessary to prevent such notes from being treated as “applicable high yield discount obligations” under the Internal Revenue Code, at a redemption price equal to 100% of Current Accretion Amount, together with all accrued and unpaid Cash Interest on the Notes so prepaid

Change of Control:	Upon the occurrence of a Change of Control of Holdings, the Issuers will be required to offer to purchase all of the Notes at 101% of the Current Accretion Amount, plus all accrued and unpaid Cash Interest thereon.

B-2-11

Change of Control will include any transaction or event, the result of which is that (a) prior to an IPO, the Sponsor owns capital stock representing less than 50% of the voting power of Holdings or (b) following an IPO, either (i) at any time when (A) a person or a group (other than the Sponsor) owns or has a right to acquire capital stock representing 35% or more of the voting power of Holdings and (B) Sponsor does not either (i) own capital stock representing voting power at least equal to the amount held by such person or group or (ii) otherwise have the right to appoint the majority of the members of the board of directors of Holdings; or (ii) failure of the Sponsor to own more than 25% of the voting power of Holdings (exclusive of voting power attributable to shares issued in a public offering other than any such shares beneficially owned by any shareholder holding 5% or more of the voting power of Holdings).

Security/ Subordination:

The Notes will be unsecured.

The Opco Notes will be subordinated to the Senior Credit Facilities pursuant to subordination provisions usual and customary for high yield transactions of this type (including customary payment blockage provisions) on terms reasonably satisfactory to the GS Purchasers, the Sponsor and the lenders under the Senior Credit Facilities. Without limiting the generality of the foregoing the Opco Notes shall not be subject to any remedies blockage (other than a customary 5 day requirement of prior written notice to the administrative agent under the Senior Credit Facilities prior to any acceleration of the Opco Notes).

Conditions Precedent:

The Purchasers’ commitment to purchase the Securities at closing hereunder is subject to customary conditions, and including the following:

(i) negotiation, execution and delivery on or before the Closing Date of Definitive Agreements reasonably satisfactory to the Required Purchasers evidencing the terms of the Securities;

(ii) the Equity Contribution shall have been made to Holdings on terms reasonably satisfactory to the Purchasers (excluding the identity and amount of the Equity Contribution of any person or entity comprising the Equity Investors), and Holdings shall have received net cash proceeds of the Equity Contribution, and shall have used such proceeds to consummate the Acquisition, in an aggregate amount (including any management equity rollover) representing at least 31% percent of the total debt and equity financing required by the Issuers to complete the Acquisition;

(iii) (A) the senior financing for the Acquisition shall have been consummated concurrently with the closing of the Acquisition substantially on the terms and conditions set forth in the Bank Commitment Letter (which, among other things shall provide that all loans made thereunder shall rank both as to right of payment and as to proceeds of realization of collateral pari passu with all other loans under the Senior Credit Facilities), (B) the terms or conditions of the Bank Commitment Letter shall not have been amended or waived in a manner materially adverse to the Purchasers, (C) no

B-2-12

other material indebtedness shall remain outstanding other than the CSFB Letter of Credit, (D) the Issuer shall have received approximately $250 million of gross cash proceeds from the term loans under the Senior Credit Facilities and no more than $5 million of any revolving facility thereunder shall be drawn (exclusive of the Revolver Usage, if any), and (E) after giving effect to the Transactions, there shall not exist (pro forma for the Acquisition and the financing thereof) any default or event of default under the Notes, the Senior Credit Facilities or any other indebtedness of the Issuer or its subsidiaries;

(iv) (A) the Acquisition shall be consummated in accordance with the terms of the Acquisition Agreement and no condition to closing of the Acquisition shall have been amended or waived in a manner materially adverse to the Purchasers without the Purchasers’ consent (not to be unreasonably withheld), and (B) the structure of the Acquisition and the financing thereof shall be consistent in all material respects with the Acquisition Agreement and the terms contemplated hereby;

(v) to the extent required by the Acquisition Agreement, (A) (i) all filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the HSR Act; and (ii) all consents, approvals or authorizations of, or declaration, filing or registration with, any governmental authority have been made or obtained, and (B) all consents or waivers of any party to any existing material contract required to be obtained by the Company in connection with the execution, delivery and performance of the Acquisition have been obtained;

(vi) the conditions set forth in the Commitment Letter (including paragraph 4 thereof) shall have been satisfied;

(vii) the issuance of the Securities shall be in compliance with applicable law;

(viii) the Purchasers shall have received such customary closing certificates and legal opinions as may be reasonably required by the Required Purchasers; and

(ix) the Purchasers shall have received as addressees a solvency certificate substantially similar to that delivered under the Senior Credit Facilities (and only to the extent required to be delivered under the Senior Credit Facilities).

Representations, Warranties and Indemnities:	Customary representations and warranties for facilities of this type which shall be, to the extent applicable and subject to schedules to be agreed, substantially consistent with those contained in the purchase agreements related to the March 2005 offering of notes by American Tire Distributors, Inc. and American Tire Distributors Holdings, Inc. (collectively the “ATD Notes”).

Covenants:	Customary covenants for facilities of this type which, except as otherwise specified herein, shall, to the extent applicable, be substantially consistent with those applicable to the ATD Notes (subject to basket levels to be agreed).

B-2-13

Covenants to include, but not be limited to: limitations on incurrence of indebtedness and issuance of preferred stock (the “debt incurrence covenant”), dividends, investments and other restricted payments, dividend and other payment restrictions affecting subsidiaries, affiliate transactions, incurrence of debt (including any second lien tranche under the Senior Credit Facilities) that is senior to the Opco Notes and subordinated in right of payment or as to proceeds of collateral to any senior debt, additional Note guarantees, change of business, liens, payments for consents, sale leasebacks, mergers, consolidations, asset sales (including a requirement for the prepayment of debt (or reinvestment in the Company’s business) using the proceeds of such asset sales). The debt incurrence covenant will include provision for incurrence of debt under a 2 to 1 cash flow to interest expense coverage test consistent with the ATD Notes (including the inclusion of interest expense of the Holdco Notes and any other indebtedness of Holdings for purposes of calculating interest expense under the Opco Notes). In addition, so long as the GS Purchasers and their affiliates constitute the Required Holders of the Opco Notes then outstanding and the Required Holders of the Holdco Notes then outstanding, (i) the basket for indebtedness under the Credit Agreement will not be calculated by reference to a borrowing base and will be reduced by mandatory prepayments from asset sales thereunder, (ii) there will be no basket permitting restricted payments to service Qualified Holdco Debt, (iii) there will be a cap to be agreed on the total indebtedness that may be incurred by subsidiaries of the Company that are not guarantors of the Opco Notes, (iv) annual management fees to the Sponsor not prepaid at the Closing will be subject to the general restrictions on affiliate transactions, (v) the Company and its subsidiaries will only be permitted to engage in the business in which the Company is engaged at the closing and other businesses reasonably related, complimentary or incidental thereto, and (vi) there will be no ability to issue additional Notes under the indentures for the Holdco Notes or the Opco Notes.

There will be no financial maintenance covenants or unrestricted subsidiaries not subject to covenants.

Without limiting the foregoing, so long as the GS Purchasers and their affiliates constitute the Required Holders of the Opco Notes then outstanding and the Required Holders of the Holdco Notes then outstanding Holdings will not (a) incur any debt or other liabilities other than (i) the Holdco Notes, (ii) the guarantees by Holdings of the Opco Notes and other permitted debt of Opco and its subsidiaries, (iii) guarantees by Holdings of the Senior Credit Facilities and (iv) other indebtedness otherwise permitted under the debt incurrence covenant and which is not subject to scheduled amortization prior to 6 months after the maturity of the Holdco Notes; provided that all indebtedness permitted in clauses (ii) and (iv) above are subordinated to the Holdco Notes to the same extent as the Opco Notes are subordinated to the Senior Credit Facilities, or (b) own any material assets or engage in any business other than the direct ownership of 100% of the capital stock of the Company, which ownership shall be maintained in full by Holdco so long as any Notes remain outstanding.

B-2-14

In addition to the restrictions set forth above, so long as the GS Purchasers and their affiliates constitute the Required Holders of the Opco Notes then outstanding and the Required Holders of the Holdco Notes then outstanding all present or future indebtedness of the Company or any subsidiary of the Company issued to or acquired by the Sponsor or its affiliates shall not be subject to amortization prior to 6 months after the maturity of the Holdco Notes and shall be subordinated to the Opco Notes and the Holdco Notes pursuant to a subordination agreement reasonably acceptable to the Required Holders of the Opco Notes or the Holdco Notes, as applicable, so long as the Opco Notes or the Holdco Notes, as applicable, are outstanding (which shall prohibit any enforcement action on such indebtedness so long as the Opco Notes and the Holdco Notes are outstanding for a standstill period to be agreed); provided, however, that the foregoing shall not apply to any purchase by the Sponsor or its affiliates from unaffiliated third parties of up to one third of the outstanding principal amount of any class of indebtedness of the Company or any subsidiary of the Company.

Events of Default:

Customary events of default for facilities of this type which, except as otherwise specified herein, shall, to the extent applicable, be substantially consistent with those applicable to the ATD Notes (subject to materiality thresholds to be agreed), including: failure to make interest or principal payments; bankruptcy/insolvency; cross-acceleration and cross payment (at maturity) default for senior debt and cross default for other pari passu or junior debt issued by the Issuers or any Guarantors (other than the Senior Credit Facilities); material judgments; violation of covenants; Holdings no longer directly owning 100% of the Company’s equity interest; and material inaccuracy of representations or warranties notified by the Required Holders to the Issuer on or prior to the later of (i) 90 days from the Closing Date and (ii) 10 business days following delivery to the Purchasers of audited financials for the fiscal year ended December 31, 2005. So long as the GS Purchasers and their affiliates constitute the Required Holders of the Opco Notes then outstanding and the Required Holders of the Holdco Notes then outstanding, (i) there will be no grace periods for breach of the merger, the debt incurrence and dividend covenants, (ii) there will be a 30 days’ grace period for breach of the affiliate transactions covenant, and (iii) there will be a 15 days’ grace period for interest payment defaults. Except as set forth above, grace periods will be consistent with the ATD Notes.

In the event that a default in payment on the Notes or an event of default with respect to the Notes (other than an event of default triggered by a cross default to other pari passu or junior debt issued by the Issuers or any Guarantors) occurs, the interest rate on, (i) so long as the GS Purchasers and their affiliates (x) constitute the Required Holders of the Opco Notes then outstanding and (y) the Required Holders of the Holdco Notes then outstanding and in each case shall have made a demand therefor, the then entire outstanding principal amount of the Notes, and (ii) otherwise, the overdue portion of the principal amount of the Notes, shall increase by 200 basis points above the otherwise applicable interest rate for any period during which such a default or event of default remains uncured, and such increase shall be payable in cash from time to time on demand.

B-2-15

Rule 144A/Private Resales:	In connection with a private resale by one or more Purchasers of at least $25 million, the Issuers will use commercially reasonable efforts to arrange a meeting with senior management of Holdings and the Company at a mutually convenient time after request by such Purchasers, provided that a request shall be made no more than 2 times in any calendar year and no more than 6 times while the Notes are outstanding. In addition, the Notes of any class can be sold, pledged or otherwise transferred by the Purchasers on any other private market basis at any time in accordance with applicable securities laws.

Registration Rights:	The Purchasers shall receive demand registration rights on the outstanding Notes exercisable (x) at any time on or after an IPO has occurred and the issuer has become eligible for filing a Registration Statement on Form S-3 and (y) in connection with any registered debt offering by Holdings or the Company.

Required Holders:	With respect to the Holdco Notes or the Opco Notes, as the case may be, the holders of a majority of the principal amount of such class of Notes then outstanding.

Equity Co-Investment:	In connection with its purchase of the Notes, the GS Purchasers will acquire at Closing common equity of Holdings (the “Shares”), for an aggregate purchase price of $15 million, provided that the GS Purchasers’ obligation to purchase such equity will be subject to the condition that such equity investment shall represent at least a 5.5% ownership interest in Holdings calculated on a Fully Diluted Basis. The Shares will have the same number of votes per share and represent the same percentage ownership interest per share as the shares of common and preferred (if any) equity owned by the Sponsor will have (when taken in the aggregate) and will be purchased on the same terms and conditions as those by the Sponsor (it being understood that the Sponsor will purchase a combination of non-voting shares and voting shares with a higher number of votes per share than the Shares). The Shares shall have pre-emptive rights, tag-along rights (including rights to assure that Shares will be purchased in the event of a change of control of the Issuers), and unlimited piggyback registration rights following an IPO (subject to customary exceptions and cutbacks) or a registered debt offering and shall be subject to drag-along rights in connection with a sale. The Shares will be separately transferable and saleable from the Notes with the consent of the Sponsor (except in connection with transfers to affiliates), such consent not to be unreasonably withheld or delayed; provided that in no event will such transfers be made to competitors of the Company.

Board Rights:	So long as the GS Purchasers continue to hold at least 35% of the original principal amount of either the Holdco Notes or the Opco Notes, the GS Purchasers will have the right to appoint one non-voting observer to the board of directors of each of Holdings and the Company and the subsidiaries of the Company (such non-voting observer being reasonably acceptable to Holdings), and any executive (or comparable) committee or audit committee of the board of directors of Holdings and the Company; provided that at any time when the GS Purchasers hold in excess of $90,000,000 of outstanding principal amount of the Notes, the GS Purchasers shall have the right to appoint one director (such director

B-2-16

being reasonably acceptable to Holdings), instead of a non-voting observer, to the board of directors of Holdings. Holdings or the Company, as the case may be, will reimburse such directors or non-voting observers for all reasonable travel and other out-of-pocket expenses related to the performance of their respective duties. Holdings will hold regular meetings of its board of directors no less frequently than quarterly and sufficient prior notice of the date of each such meeting will be provided to the GS Purchasers.

Reimbursement of Expenses:	As provided in the Commitment Letter.

Access to Information:	The Purchasers and each parent fund that is a VCOC shall receive monthly and quarterly unaudited financial statements, audited annual financial statements, annual budget, and other financial and operational information to be determined, including information, and access rights and consultation rights to management of the Issuers and their direct and indirect subsidiaries that the Purchasers require in order to comply with VCOC regulations. The Purchasers may share the foregoing information with their lenders and their respective consultants and advisors (including rating agencies) so long as such lenders, consultants and advisors have entered into a customary confidentiality agreement with the Purchasers.

B-2-17